UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Invests in Environmental Upgrade at Regina	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: May 13, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

News Release

For Immediate Release

IPSCO INVESTS IN ENVIRONMENTAL UPGRADE AT REGINA

[Regina, Saskatchewan] [May 3, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it is investing approximately $14 million on a new baghouse at its Regina Steelworks.  This significant capital investment is a positive demonstration of IPSCO’s ongoing commitment to enhancing the operational and environmental performance of its Regina facilities.

The baghouse, a vacuum-like air emissions control structure, consists of several compartments with hundreds of fabric filters that collect small particles of dust emitted in the exhaust during the liquid steelmaking process. While the Regina operation currently has a fully functioning baghouse system, the dramatically improved technology of the new baghouse will better capture these fine sized materials and provide a cleaner working environment for employees.

“Through this upgrade, we will be better able to remove more dust from the air within our facilities – an important improvement for our workers,” said IPSCO Saskatchewan Inc. President, Peter MacPhail. “It is important our employees can come to work in a manufacturing facility that is as good as we can make it.”

IPSCO is committed to being an industry leader with respect to the environmental issues that affect it. All of its operating facilities have received ISO 14001 certification of their environmental management systems. MacPhail notes that IPSCO was the first company in North America to achieve this important certification at all locations.

“Manufacturing continues to operate in a very competitive, volatile and unpredictable environment and all issues which may affect the ability to remain viable on a long-term basis must be taken into account before capital expenditure is undertaken. Conditions in the steel industry in recent years have restricted the ability to be pro-active with new capital investment,” said MacPhail.

- more -

EXHIBIT I

“IPSCO has also learned through its experience that it needs local support and appropriate manufacturing surroundings to succeed in a dynamic and globally competitive environment. Getting this balance right is a true win-win relationship for the Company, its employees, and its community. The Company appreciates the City’s recent decision to create a 1000-meter industrial/commercial buffer between the manufacturing complex and the closest residential community to the south. IPSCO is committed to working with the community and all interest groups to realize the opportunities that our combined resources make available to us,” concluded MacPhail.

IPSCO currently employs approximately 830 people in Regina and also supports and uses the services of more than 640 Regina companies. Using a formula based on profitability, IPSCO also supports numerous local cultural, sports and social initiatives in the communities in which it operates.  The success of IPSCO’s Regina operations has fueled growth and expansion into numerous other provinces and into the United States. The Company now operates 12 facilities across North America.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Kelly Brossart

Communications Officer

Tel. (306) 924-7475

Release #04-17

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